 Exhibit 99.1

SunStream USA Poised to Acquire Cannabis Assets

CALGARY, AB, May 2, 2024 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL"), through its joint venture in SunStream Bancorp Inc. ("SunStream Bancorp"), today announced the SunStream USA group of companies (collectively, "SunStream USA Group") intends to proceed with the acquisition of equity positions in U.S. cannabis assets. This follows the completion of a review by SNDL's listing authority, Nasdaq.  SNDL has been in regular and active dialogue with Nasdaq, in respect of structuring and governance related to the SunStream USA Group. Based on SNDL's opinion of counsel and Nasdaq's review, SNDL is satisfied that the SunStream USA Group structure conforms to applicable laws and is not aware of any reason that would cause SNDL to not be compliant with Nasdaq listing rules ("Regulatory Compliance"). All financial information in this press release is reported in U.S. dollars unless otherwise indicated.

SunStream USA I, LLC ("SSU I") and SunStream USA II, LLC ("SSU II", and with SSU I, "SunStream USA") are among the entities today that comprise the SunStream USA Group. Each entity includes one or more third-party investors, which are independently managed and governed. SNDL's affiliate, SunStream Opportunities II LP, is anticipated to own non-voting and non-participating exchangeable securities in the SunStream USA entities ("SSU Exchangeable Securities"). SNDL will not consolidate the financial statements of any entity within the SunStream USA Group until such time it is permissible to do so under applicable law and listing regulations. SNDL, as a capital sponsor of the SunStream USA Group and through SunStream Opportunities II LP, would be afforded prospective economic interests in SunStream USA, through the SSU Exchangeable Securities.

With SNDL having satisfied itself on Regulatory Compliance matters, SunStream USA is now braced to acquire certain non-performing credit investments from SunStream Opportunities LP (an affiliate of SunStream Bancorp), resulting in majority equity positions in select assets of Surterra Holdings, Inc. (d/b/a Parallel) and Greenpeak Industries Inc. (d/b/a Skymint). Skymint operates in the state of Michigan, while Parallel is a multi-state cannabis operator ("MSO"), currently operating in Florida, Massachusetts, Nevada and Texas. SSU I and SSU II are anticipated to acquire certain assets of Skymint and Parallel, respectively, in each case subject to certain closing conditions and milestones. SNDL anticipates providing a further update on the Parallel and Skymint transactions alongside its second quarter 2024 financial and operational results.

SunStream USA – Strategic Highlights

SNDL believes there are several benefits afforded through the SunStream USA Group structure, including:

  U.S. Equity Ownership: The SunStream USA Group structure will allow SNDL to take a contingent indirect interest, on a pre-U.S. federal legalization basis, in certain U.S. assets, that may be converted into common interests upon the U.S. federal legalization of the sale of cannabis products or enactment of other cannabis decriminalization having the same effect (the "Legalization Trigger Event"). Previously, SNDL's joint venture in SunStream Bancorp was limited to financing cannabis operators through credit investments specifically structured to comply with all appliable laws. The SunStream USA Group will serve as a U.S. focused platform to acquire restructured assets of SunStream Opportunities LP, as well as additional structured ownership positions in select cannabis operators.
  Attractive Entry: The evolution from the deployment of credit to structured contingent interests through the SunStream USA Group rebalances SNDL's risk-reward exposure, which upon a Legalization Trigger Event, will afford SNDL the ability to obtain investment interests across the capital structures of numerous MSOs. SNDL currently has no right or ability to control or to financially benefit from the SSU Exchangeable Securities. The repayment and redeployment of certain existing senior credit investments into SSU Exchangeable Securities provides SNDL exposure to U.S. cannabis assets, with entry vectors anticipated to be at attractive valuations.
  Multi-State Operator: With the restructured Parallel and Skymint transactions, which are subject to certain closing conditions and milestone events, SunStream USA is anticipated to be a majority owner in U.S. cannabis companies having assets in five U.S. states, including Florida, Massachusetts, Nevada, Texas and Michigan. Several of these states are currently medical-only cannabis markets that have the potential to legalize adult use sales in the coming years, with Florida considering expansion into adult use market in November 2024.
  Scale: Based on pro forma first quarter 2024 revenue (including the Parallel and Skymint businesses, which are subject to certain closing conditions and milestone events), SunStream USA's majority equity interests would rank it among the top 10 MSOs. In the states in which operations are conducted, SunStream USA, through its equity ownership position, is anticipated to reach more than 60 million consumers, with aggregate market sales of $5 billion.
  Optionality: SunStream USA, as a private and independently managed and governed prospective equity holder in cannabis operators, will have increased optionality for the acquisition and divesture of assets, access to capital in a potential go-public event, and/or opportunity to consolidate with SNDL, upon a Legalization Trigger Event.
  US Federal Legalization: Upon a Legalization Trigger Event, should SNDL exercise its conversion rights, and based on first quarter 2024 revenue, SNDL's North American operations, on a SunStream USA pro-forma inclusive outlook, would potentially rank SNDL as a top five MSO on a North American basis. Today, 24 states and D.C. have legalized recreational cannabis, and 39 states have legalized cannabis for medical use.

"The establishment and Regulatory Compliance of the SunStream USA Group has unlocked a remarkable opportunity for SNDL, and we are now poised to restructure non-performing credit investments in SunStream Opportunities LP," said Zach George, Chief Executive Officer of SNDL. "This initiative creates attractive optionality for SNDL upon federal legalization to deploy additional investment capital into the SunStream USA Group structure, improving the return potential of attractive U.S. cannabis assets in growing markets."

ADVISORS

Dentons US LLP is advising SNDL with respect to U.S. state regulatory and listing matters. For SunStream USA, DLA Piper is acting as transactional legal counsel.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL."SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Palmetto, Bon Jak, Versus, Value Buds, and Vacay. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information on SNDL, please go to https://sndl.com/.

ABOUT SUNSTREAM BANCORP

SunStream is a joint venture sponsored by SNDL Inc. that leverages a strategic financial and operational partnership to target attractive risk-return opportunities in the cannabis industry in order to provide exposure to a broad portfolio of investments. As of December 31, 2023, investments made by SunStream had a carrying value of $404 million. In the period from inception until December 31, 2023, SunStream has deployed approximately $492 million to seven companies, of which two investments have been monetized, returning approximately $42 million of capital.

Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements in this release include, but are not limited to, the acquisition of certain non-performing credit investments from SunStream Opportunities LP by SunStream USA, the proposed acquisition by SSU I and SSU II, respectively, of certain assets of Skymint and Parallel, SunStream USA's expected leverage, the occurrence of a Legalization Trigger Event and/or the potential of certain U.S. states to legalize adult use sales in the coming years, and statements regarding the future performance and/or market share of any entity part of the SunStream USA Group. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Neither SNDL nor SunStream USA is under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

For more information on SNDL, please go to www.sndl.com.

Sunstream logo (CNW Group/SNDL Inc.)

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For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 07:00e 02-MAY-24